EXHIBIT 99.1

Sale of shares in Pronova Biocare

Hydro has agreed to sell its remaining shareholding of 19.5 % in Pronova Biocare AS to PB Holding AS, a company controlled by the Ferd Private Equity Fund.

The sale reflects Hydro's strategy to concentrate on core businesses. The proceeds from the sale of these shares is NOK 275 million. This results in a gain for Hydro of approximately NOK 230 million which will be recorded in second quarter 2005.

Hydro sold 80.1 % of Pronova Biocare AS to Ferd in January 2004. In connection with this sale Pronova Biocare borrowed NOK 225 million from Hydro. Pronova Biocare has recently repaid this loan.

Pronova Biocare is a world leader within development, production and sale of marine Omega-3 fatty acids. The activity is covering pharmaceutical, consumer and industrial applications. The company has production facilities in Sandefjord and Alesund, Norway, and the products are sold primarily in the EU and the USA.

Pronova Biocare is marketing Omacor which is among the first pharmaceuticals developed and produced in Norway. The product is based on Omega-3 fatty acids and has been approved in a number of European countries and the USA.

Contact   Idar Eikrem
Telephone +47 22533273
Cellular  +47 95028363
E-mail    Idar.Eikrem@hydro.com